January 14, 2011

VIA ELECTRONIC TRANSMISSION

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. Brian Cascio, Accounting Branch Chief

RE:	Camtek Ltd. Form 20-F for the fiscal year ended December 31, 2009 Filed June 7, 2010 File No. 000-30664

Dear Sir:

In connection with your letter, dated December 28, 2010, to Mira Rosenzweig, Chief Financial Officer of Camtek Ltd. (“Camtek” or the “Company”), we are providing the following responses to the comments made by the Staff of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 20-F for the Year Ended December 31, 2009.
Results of Operation, page 39
Revenues, page 39

1.           In future filings please more fully describe the material factors contributing to significant changes in revenues each period. In that regard:

•	Please clarify the impact of the injunction associated with your Falcon systems in the United States as referred to in Item 3 – Key Information; and

•	Describe and quantify the impact on sales of the acquisitions of Printar and SELA as referred to on pages F-18 and F-19.

In general, the discussion of revenues should describe the underlying business reasons for factors cited as responsible for material changes in revenues, such as changes arising from varying demand, changing prices, new products, new markets and other significant matters.   Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

Response:

We note the Staff’s comment.  In future filings, the Company will more fully describe the material factors contributing to significant changes in revenues in each period.

To the extent material, we will disclose the impact on revenues of the injunction associated with our Falcon systems in the United States.  We note that we have been marketing in the United States a system having functions similar to the Falcon, but employing technologies which differ from those employed in the Falcon and not subject to the injunction.

We note that the 2009 revenues of both Printar and SELA are disclosed in Note 3 to the 2009 consolidated financial statements.  SELA’s revenues will be classified as part of our revenues from microelectronics products and Printar’s revenues will be  classified as revenues from the Printed Circuit Boards and IC substrates products. In future filings, in describing the material factors contributing to the significant changes in revenues, we will address the impact of these acquisitions.

Gross Profit, page 39

2.           We see gross profit has declined each year from 52% in 2006 to 33% in 2009. In future filings, please describe the underlying business reasons for the decline in gross profit as a percentage of revenue. In general the discussion of results of operations should not only identify and quantify factors responsible for material changes in financial statement items, but also describe the underlying business reasons for factors cited.

Response:

We note the Staff’s comment.  We refer to the discussion of gross profit on page 39 of the 2009 Form 20-F, which details the elements that went into the decrease in gross profit.  Nevertheless, in future filings, the Company will consider describing in more detail the underlying business reasons for the factors responsible for material changes in financial statement items including gross profit, if material.

Selling, General and Administrative expenses, page 39

3.           We see you have a liability for employee severance benefits of $8.8 million as of December 31, 2009 which did not exist as of December 31, 2008. Please tell us the impact of employee severance on operating expenses. In future filings please describe the underlying business reasons for the decrease in headcount and quantify the number of positions eliminated. Also, clarify the expected impact on your business.

Response:

Please note that the liability of $8.8 million as of December 31, 2009 was in respect of other long term liabilities and not employee severance benefits. See Note 14 of the 2009 consolidated financial statements, which discussed “other long term liabilities” in the amount of $8.8 million.  In Note 13(3) of the 2009 consolidated financial statements, the Company noted that severance pay expenses in 2009 amounted to $712 thousand.  In Note 13(2) of the 2009 consolidated financial statements, the Company noted that the liability for employee severance benefits as of December 31, 2009 amounted to $487 thousand.  To the extent that future severance expenses are material, we will comply with the requested disclosures.

4.           As a related matter, we see on page 55 your disclosure that you did not record material costs relating to termination benefits to employees who ceased their employment due to workforce restrictions. Please reconcile this statement to the $8.8 million of employee severance benefits accrued as of December 31, 2009.

Response:

See our response to comment 3 above.

Liquidity and Capital Resources, page 40

5.           We refer to your convertible loan from FIMI. We see in Note 12 to your financial statements that you were not in compliance with certain covenants as of December 31, 2009. In future filings please indicate the impact of covenant noncompliance on capital resources.

Response:

The outstanding balance of the convertible loan as of December 31, 2009 was presented as a short term liability and was repaid in August 2010 according to the original repayment schedule. Therefore, this loan was not part of our long term capital resources due to our plan to repay this loan as scheduled.  In future filings, the Company will indicate the impact of any future covenant noncompliance on capital resources, if applicable.

Item 15T. Controls and Procedures

6.           We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

a)  Please tell us how you evaluate and assess internal control over financial reporting:

•
In connection with your process to determine whether your internal control over financial reporting was effective; please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	Please describe how your internal audit function impacted your evaluation of your internal control over financial reporting.

b)  Please tell us how you maintain your books and records and prepare your financial statements:

•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c)  Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	What relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	The nature of his or her contractual relationship to you;

•	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
About his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

d)  If you retain an accounting firm or similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

The name and address of the accounting firm or organization;

•	The qualifications of their employees who perform the services for your company;

•	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	How many hours they spent last year performing these services for you; and

•
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent financial year end.

e)  If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	How many hours they spent last year performing these services for you; and

•
The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent financial year end.

f)  Please tell us if you have an audit committee financial expert:

•
Since you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee’s U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

Response:

a)

1.
The Company has engaged Brightman Almagor Zohar, a member firm of Deloitte Touche Tohmatsu Limited (“Deloitte”) to assist the Company in its evaluation and assessment of internal controls over financial reporting as required by section 404 of the Sarbanes Oxley Act of 2002, PCAOB Auditing Standard No. 5 and the SEC management guidance.  The Company implements a top down, risk-based evaluation of its internal controls over financial reporting assisted by the proven methodology and experience of Deloitte. The risk-based evaluation allows management to focus its assessment on areas of financial reporting that pose the highest risks to reliable financial reporting and risk of material misstatement of the financial statements, and this is documented through a comprehensive risk assessment analysis including both quantitative and qualitative factors, including risk of fraud and management override of controls. Management relies on the results of the risk assessment in order to align the timing, extent and nature of evaluation of design and operating effectiveness of controls over financial reporting to the applicable identified risks. Through the risk assessment process management identifies the following:

a.	The locations that will be focused upon for the assessment of internal controls over financial reporting;

b.	The material accounts and transactions that will be evaluated for internal controls over financial reporting.

2.
Based on the risk assessment results and consultation with Deloitte and the Company's management, the Company finalizes the scope for the locations and processes to be evaluated and the extent and nature of the evaluation.  This is documented in a scoping file wherein each of the locations and processes is assigned a risk level based on pre-determined quantitative and qualitative criteria. Assessment and documentation of the design of controls over financial reporting is performed for all processes within a selected location. Such assessment and documentation is performed by the Company except for documentation of information technology general controls and entity level controls, which are evaluated and documented by Deloitte. Testing of operating effectiveness of controls over financial reporting, in accordance with the aforementioned documentation, is adjusted to the assigned risk level of the process in question based on the above mentioned risk assessment results. All testing is performed by Deloitte and is documented in comprehensive testing worksheets which include the details of the testing samples and the results of the tests performed.

3.
For business processes selected in each of the significant locations, the Company, through its SOX compliance manager, identifies controls that adequately address financial reporting risks and documents the applicable controls in place through a process narrative and a control matrix which ensures coverage of control objectives and financial statement assertions for each significant account balance. In addition to process level controls, Deloitte identifies and documents controls that adequately address financial reporting risks at the entity level and information technology general controls.  These controls are then reviewed by management and Deloitte and key controls are selected for testing. In selecting key controls to test for operating effectiveness, special attention is dedicated to ensuring that risks to adequate financial reporting are addressed and mitigated and that all financial statement assertions are covered by the controls in place. Controls evaluated for design and operating effectiveness are a combination of preventative and detective controls as well as manual or automated controls.

The results of the assessment of design and operating effectiveness of controls over financial reporting are evaluated for impact on adequate financial reporting by Deloitte, the SOX manager and the CFO. All deficiencies are evaluated individually and in combination to ensure that they do not lead to risk of material misstatement of the financial statements. Deficiencies in either design or operating effectiveness of controls over financial reporting are reported to the audit committee and executive management and provide the basis for expression of assessment of effectiveness of internal controls over financial reporting by management and disclosure about any material weaknesses, if applicable.

The Company’s internal auditor performs his audit according to the audit committee’s annual internal audit work plan, independent of the mandatory evaluation of internal control of financial reporting according to SOX. Any recommendations made by the internal auditor are implemented within the existing controls. The internal auditor’s report is submitted to the audit committee.

b) The Company has a process in place to prepare its consolidated financial statements according to U.S. GAAP.  This process includes controls to ensure that activities and transactions are recorded in accordance with U.S. GAAP.

The financial closing process for all localities starts with specific deadlines of activities from the corporate controller (“CC”) to subsidiaries and local finance teams and other participants in the process.

In order to make sure all transactions are included and processed, several control examinations are performed, variously by the CC, assistant controller (“AC”), regional finance directors and CFO, including completeness checks, review of trial balance and accounts, actual versus budget analysis and analytical investigations to check fluctuations in profit and loss items.

At each reporting period all foreign subsidiaries send to the CC an extensive package of the balance sheet and the statement of operations for their respective entities, including a wide range of details for accounts in the balance sheet and statement of operations, provisions and accruals and analyses of significant accounts.

Significant items are examined, identified, investigated, and cleared by the AC and CC with the regional finance directors. The CC reviews reconciliations and follows up on unusual matters. The CC’s review ensures that all transactions are recorded in accordance with U.S. GAAP.

In order to make sure all material transactions in Camtek are recorded in accordance with U.S. GAAP, the CC performs additional direct entity level controls on the following issues:

1.
Revenue recognition from sale of products –each file of sale documents is prepared by the regional team according to the corporate revenue recognition checklist, translated into English as necessary and individually checked by the AC and CC in the corporate, in accordance with the Company revenue recognition policy which is designed to ensure adherence to U.S. GAAP.

2.
Service revenues - are fully checked by the regional finance director according to corporate guidance which is designed to ensure adherence to U.S. GAAP. Reviewed on a sample basis by the AC and CC in the corporate along with analytical review of the account.

3.	Doubtful debts – are recorded by the regional finance director and reviewed and approved by the CC and CFO prior to presentation in the financial statements.

4.	Sales commissions – are fully checked by the regional finance director and reviewed by the CC to ensure adherence to U.S. GAAP.

5.
Inventory evaluation – are prepared based on corporate methodology and guidance, checked by the corporate inventory analyst to ensure the inventory is correct and the same evaluation methodology has been used throughout the Company.

Non-routine activities and transactions are identified by the CC, regional finance directors and CFO. All matters globally are addressed by the CC and CFO. The CFO reviews details of significant non-routine events and transactions for completeness and validity on a regular basis. An analysis of the correct treatment in accordance with U.S. GAAP is then prepared and implemented. All non-routine transactions receive final review and accounting treatment thereof is approved by the CFO. When required, CFO requests third party consultants’ opinions.

Management reviews significant judgments and estimates included in the financial records at the end of every accounting period.

In addition, at the end of each reporting period, the corporate finance team follows an internal checklist to ensure: completeness, recording, cut off, accuracy, validity and presentation of the consolidated financial information, according to U.S. GAAP.

The Company uses an annual financial disclosure checklist for its Form 20-F filing, in order to follow compliance with U.S. GAAP, presentation and disclosures.

The CFO reviews the financial statements, inquiring regarding treatment and presentation prior to submitting to the audit committee for approval.

c)  The following employees are involved with the Company’s financial reporting:

1.
Chief Financial Officer (CFO) – an Israeli CPA, three years experience with Arthur Andersen, mainly auditing NASDAQ companies and other private companies which reported under U.S. GAAP.  Before joining Camtek, worked seven years as Director of Finance and previously as controller and in various other positions with Elron Electronic Industries Ltd.  (NASDAQ:ELRN).  Prior to joining Elron, worked one year as assistant controller in Kulicke and Soffa (the Israeli subsidiary) (NASDAQ:KLIC).  Joined the Company as CFO in 2008. Undergoes regular U.S. GAAP training.

2.
Corporate Controller (CC) – an Israeli CPA, four years experience with KPMG, including U.S. GAAP filings, five years experience at the Company. Undergoes regular U.S. GAAP training. The CC is responsible for the preparation of the financial statements including review of the Company’s routine accounting records and transactions, review of subsidiaries reporting and consolidation of the group’s accounts, including analyzing the consolidated financial statements. He is also responsible for preparing and reviewing the notes to the consolidated financial statements. The CC verifies and analyzes the financial statements for accuracy and appropriate accounting treatment. He identifies non-routine transactions which require analysis regarding their treatment under U.S. GAAP.

3.
Assistant Controller (AC) – three years experience with KPMG, including U.S. domestic and foreign filings, two years experience at the Company. Undergoes regular U.S. GAAP training. The AC works with the CC in the consolidation of the group’s accounts and the preparation of the financial statements and notes to the financial statements. Prepares analysis of required treatment under U.S. GAAP of non-routine transactions.

4.
SOX Manager - an Israeli CPA, four years experience with Deloitte, including U.S. GAAP filings, four years experience at the Company, of which 2 years were also spent serving as the Company’s assistant controller. The SOX Manager is responsible for implementing internal controls over financial reporting and, in association with Deloitte, is responsible for ongoing and annual evaluation of these controls.

5.
Regional Finance Director – Hong Kong and Pacific - CPA (AICPA), ten years experience working for Avery Dennison (Hong Kong) Ltd, a subsidiary of Avery Dennison (NYSE:AVY) before joining Camtek in 2007. Responsible for financial reporting of the subsidiaries in Hong Kong and Pacific (including China up to September 2010). He reports directly to the Company CFO on a wide range of finance aspects, including accounting and tax issues.  He is responsible for reviewing and analyzing the Asia entities’ reporting packages for accuracy and completeness according to U.S. GAAP and provides them to the CC. He analyzes and reviews all Asia entities’ routine accounting records and transaction. He identifies non-routine transactions which require analysis regarding their treatment under U.S. GAAP and reports to the CC with respect to financial statement preparation. He submits the package, prepared according to U.S. GAAP, to Camtek Hong Kong’s local auditor, KPMG Hong Kong and works directly with KPMG during the audit. Undergoes regular U.S. GAAP training.  On January 14, 2011, due to his request to further his career, he will cease his employment with the Company. The new Regional Finance Director joining the Company is a U.S. CPA, with more than 17 years experience with U.S. companies, of which 10 years were spent working in the United States.

6.
Regional Finance Director – China – CPA (ACCA), ten years experience as financial controller with subsidiaries of SEC companies,  Norsk Hydro (NYSE: NHYDY) and Flowserve (NYSE: FLS), including implementation of internal controls over financial reporting (SOX 404(a)). Undergoes regular U.S. GAAP training.  Joined the Company in August 2010 as part of the Company’s decision to appoint a direct senior financial manager in its Chinese subsidiaries. She reports directly to the Company CFO on a wide range of finance aspects, including accounting and tax issues.  She is responsible for reviewing and analyzing the reporting packages for accuracy and completeness according to U.S. GAAP and provides them to the Company CC. She analyzes and reviews routine accounting records and transactions. She identifies non-routine transactions which require analysis regarding their treatment under U.S. GAAP and reports to the CC with respect to financial statement preparation. She submits the financial packages to the local auditors, KPMG Shanghai, prepared according to U.S. GAAP, and works directly with KPMG Shanghai during the audit.

d)

1.
The Company retained the services of Deloitte to perform the operating effectiveness testing of controls over financial reporting of significant locations and processes based on documentation of such processes performed by the management of Camtek. Deloitte assisted management in the planning of the internal control compliance project through the use of a risk assessment in addition to discussion with Camtek's management and Camtek's auditors. The selection of the locations and processes to be included in the SOX assessment was based on quantitative and qualitative factors. Camtek’s SOX Manager is responsible for documentation of all of the processes in scope, except for general computer controls and entity level control, which were both documented and tested by Deloitte. Deloitte’s offices are located at:

5 Ma'aleh Hashichrur Street
Haifa 33284
Israel

2.
Deloitte's team of consultants is led by a partner, an Israeli CPA, and a senior manager, a U.S. CPA. The engagement team includes an Israeli CPA, a U.S. CPA and an information technology specialist. All of the team members have extensive internal control experience both at Deloitte and at other Big Four firms.

3.
Deloitte's team uses a proven methodology that has been implemented across hundreds of SOX clients and has firsthand experience in testing operating effectiveness of controls both locally and abroad. Deloitte has been Camtek's SOX consultant for over four years and uses its knowledge and understanding of the business, organization, operations, and processes of the Company to consider the sources and potential likelihood of misstatements in financial reporting.

4.
Deloitte spent 808 hours on planning and testing the operating effectiveness of internal controls over financial reporting of Camtek for the 2009 fiscal year. Out of the total hours, 127 hours were for documentation update and testing of general computer controls.

5.
In connection with the evaluation of internal control over financial reporting for the year ended December 31, 2009, Deloitte was paid $33,000 by the Company.  Deloitte did not perform any services in connection with the preparation of our consolidated financials statements.

e)  The Company does not retain individuals to prepare its financial statements or to evaluate its internal control over financial reporting.

f)  The Company did identify in its 2009 Form 20-F its audit committee financial experts. Please see Items 6(C) and 16(A) of the Company’s 2009 Form 20-F. Each of Mr. Eran Bendoly and Ms. Gabriela Heller is qualified as an “audit committee financial expert” as defined in Item 401(h) of Regulation S-K. Mr. Bendoly has 18 years experience as CFO and Director of Finance in various private companies including U.S. companies, all of which prepare financial statements in accordance with U.S. GAAP.   Ms. Gabriela Heller has 16 years experience as CFO of a U.S. affiliate of a venture capital fund reporting in accordance with U.S. GAAP.   Please refer to the detailed information regarding Mr. Eran Bendoly and Ms. Gabriela Heller included in Item 6A of the Company’s 2009 Form 20-F on pages 46 and 47.

Report of Independent Registered Public Accounting Firm, page F-2

7.           We refer to the Form 6-K filed on March 19, 2009 regarding your annual meeting of shareholders. We see your reference to the reappointment and ratification for fiscal 2009 and 2008, respectively, of three audit firms: Baker Tilly; Horowitz Idan Goldstein Sabo Tevet; and Somekh Chaikin, a member firm of KPMG International. Please tell us if all three independent accounting firms performed the audits of your financial statements, and if so, tell us why only Somekh Chaikin provided a report for the audit of your financial statements for all three years.

Response:

Please note that Horowitz Idan Sabo Tevet & Cohen Tabach (formerly named Horowitz Idan Goldstein Sabo Tevet) is a member firm of Baker Tilly International (“Horowitz Idan”) and is a single auditing firm. The Company disclosed in the proxy statement that both Horowitz Idan and Somekh Chaikin, a member firm of KPMG International (“KPMG”) were proposed to be appointed as independent auditors of the Company but only KPMG would be the auditor for the SEC filings and reporting. As such KPMG has provided an audit report on the 2009 consolidated financial statements filed with the Form of 20-F.  Horowitz Idan was mainly responsible for performing an audit over the Company’s financial statements for tax purposes and reconciliation to Israeli GAAP and GAAS.

Consolidated Statements of Cash Flows, page F-7

8.           We refer to the footnote disclosures on page F-8 reconciling the cash flows from investing activities attributable to the Printar and SELA acquisitions. Please tell us how the asset and liability amounts included for the acquisitions agree with the assets and liability amounts included on pages 35 and 36.

Response:

The following is a reconciliation of the asset and liability amounts included for the Printar and Sela acquisitions on page F-8 of the 2009 consolidated financial statements to the asset and liability amounts included in pages 35 and 36 of the Form 20-F:

Printar

On page 35 of Form 20-F, we included the following table:

	Million US$	Comments
Consideration
Cash	0.5	(1)
Fair value of contingent consideration	1.8	(5)
Total consideration	2.3
Recognized amounts of identifiable assets acquired and liabilities assumed
Other assets	0.5	(3)
Fixed assets	0.1	(4)
In process research and development (IPR&D)	1.0	(2)
Technology	0.4	(2)
Liability to Office of the Chief Scientist	(1.7)	(5)
Total identifiable net assets	0.2
Goodwill	2.1	(2)
Acquisition-related costs (included in selling, general, and administrative expenses in the income statement for the year ending December 31, 2009)	$30 thousand

On page F-8 of the 2009 consolidated financial statements, we included the following table:

(2) Acquisition of Printar assets, net:	US$ in thousands	Comments
Working capital (excluding cash and cash equivalents)	(521)	(3)
Fixed assets, net	(50)	(4)
Intangible assets	(3,500)	(2)
Long-term liabilities	3,571	(5)

	(500)	(1)

(1)	Consideration- payment of $500 thousand paid in cash.

(2)
Intangible assets consist of:  In process research and development (IPR&D) in the amount of $1 million, Technology in the amount of $0.4 million and Goodwill in the amount of $2.1 million. All sum to $3,500 thousand.

(3)	Working capital items are the other assets as presented in the table on page 35

(4)	Fixed assets

(5)
Long term liabilities on page F-8 consist of: Fair value of contingent consideration in the amount of $1,841 thousand and Liability to Office of the Chief Scientist in the amount of $1,730 thousand. All sum to $3,571 thousand.

SELA

On page 36 of Form 20-F, we included the following table:

	Million US$	Comments
Consideration
Fair value of contingent consideration	3.7	(4)
Total consideration	3.7

Recognized amounts of identifiable assets acquired and liabilities assumed
Inventories and other assets	1.3	(1)
Fixed assets	0.1	(3)
Technology	2.4	(2)
Customer relationships	0.05	(2)
Liability to Office of the Chief Scientist	(1.7)	(4)
Total identifiable net assets	2.2
Goodwill	1.5	(2)

Acquisition-related costs (included in selling, general, and administrative expenses in the income statement for the year ending December 31, 2009)	$66 thousand

On page F-8 of the 2009 consolidated financial statements, we included the following table:

(1) Acquisition of SELA, net cash acquired:	US$ in thousands	Comments
Working capital (excluding cash and cash equivalents)	(814)	(1)
Fixed assets, net	(69)	(3)
Intangible assets	(4,054)	(2)
Long-term liabilities	5,424	(4)

	487	(1)

(1)
Inventories and other assets in the amount of $1.3 million included in the table on page 36 on Form 20-F consist of: Cash and cash equivalents of $487 thousand and working capital items including inventories in the amount of $814 thousand. All sum to $1,301 thousand

(2)
Intangible assets consist of:  Technology in the amount of $2,486 thousand, Customer relationships in the amount of $45 thousand and Goodwill in the amount of $1,523 thousand.  All sum to $4,054 thousand.

(3)	Fixed assets

(4)
Long term liabilities on page F-8 to the 2009 consolidated financial statements consist of: fair value of contingent consideration in the amount of $3,739 and Liability to Office of the Chief Scientist in the amount of $1,685 thousand. All sum to $5,424 thousand.

Notes to the Financial Statements, page F-9
Note 1 – General, page F-9

9.           In paragraph A, we see you indicate Priortech Ltd. owns 63.6% of Camtek Ltd. Please reconcile this with your disclosures on page 31 and 58 which indicates Priortech owns 60.6%.

Response:

The percentages of Priotech's ownership on the noted pages are different as they relate to different dates. On page 31 of the Form 20-F, the Company provided the percentage ownership as of the filing date. On page 58 of the Form 20-F, the Company provided the percentage ownership as of March 31, 2010. In the financial statements the Company referred to the ownership as of December 31, 2009.  The difference is attributed to Priortech’s sale of Camtek shares to a third party in January 2010, as well as to the exercise of options to purchase Camtek shares by a third party in March 2010 (these options were granted to such third party by Priortech in December 2009).  Both events reduced Priortech’s percentage ownership.

10.           In paragraph C, we see you completed the SELA transaction in November 2009; however, you included the results of operation of SELA in the consolidated financial statements of the company beginning October 1, 2009. Please tell us why this was appropriate and your basis in U.S. GAAP. If you entered into a management agreement which was in effect prior to the acquisition closing, please provide the material terms of the agreement.

Response:

According to the Share Purchase Agreement signed September 24, 2009, Camtek agreed to manage and finance the operations of SELA from September 24, 2009 until the completion of the transaction. It should be noted that the service income and operating expenses included in the results of SELA’s operations for this period were immaterial. As such, there was no effective difference between recording the financed transactions in Camtek’s books and full consolidation of SELA’s results of operations. Similarly, SELA’s results of operations in the period from the signing of the Share Purchase Agreement to October 1, 2009 were immaterial.

Note 2 – Significant Accounting Policies, page F-10

11.           In paragraph G, we refer to your disclosure that estimates of inventory impairment could vary significantly either favorable or unfavorably. We also acknowledge your response to comment 3 in our letter dated August 13, 2009. Please tell us how your inventory impairment provision could have a favorable variance. In that regard, it appears your description implies that the inventory impairment charge taken in prior periods could be reversed in future periods. Please revise your description in future filings to clearly indicate that the write-downs create a new cost basis and are permanent reductions of inventory cost.

Response:

We note the Staff’s comment.  In accordance with SAB Topic 5-BB, the Company wrote-down inventory to the lower of cost or market at the close of each fiscal period. This write-down created a new cost basis that subsequently was not marked up based on changes in underlying facts and circumstances. In future filings, the Company will modify its disclosures to demonstrate more clearly that its policy complies with the guidance under SAB Topic 5-BB and will remove references to any favorable variation of inventory impairment.

12.           In paragraph T, we see you have provided certain disclosure regarding fair value measurements. However, please tell us where you have provided the information required by FASB ASC 810-50-2(c) to (e) and 50-8.

Response:

We note the Staff’s comment.

In Note 3 to the 2009 consolidated financial statements the Company stated that the contingent consideration recorded for each of the Printar and SELA acquisition at balance sheet date was measured based on Level 3 inputs as defined by FASB ASC Section 820-10-35.

With respect to the Printar acquisition, Note 3(A) states that: “The fair value of the contingent payment is based on the $2,500 transaction price, discounted from the estimated payment dates to the valuation date using a rate of 13%, which represents the average of the weighted average cost of capital and the Company’s effective interest on financial debt. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs.”

With respect to the SELA acquisition, Note 3(B) states that: “The fair value of the contingent consideration arrangement of $3,739 was estimated based on future earn-out payments discounted to the valuation date using the weighted average cost of capital of 19%. That measure is based on significant inputs that are not observable in the market, which ASC Section 820-10-35 (Statement 157) refers to as Level 3 inputs. Key assumptions include management’s estimation about future sales.”

Furthermore, Note 3 states that the net value of each contingent consideration at the balance sheet date was affected only by the time-factor.

In Note 20 (C), the Company stated that finance expenses, net, include the re-evaluation of the discounted contingent consideration and liabilities to the OCS resulting from the Printar and SELA acquisitions in the total amount of $586 thousand. Camtek notes that $311 thousand out of the total amount of $586 thousand pertains to the re-evaluation of the fair value of the contingent consideration resulting from the Printar and SELA acquisitions. As the amount resulting from the re-evaluation of the contingent consideration was not material on a standalone basis, the information was provided in the aggregate for the re-evaluation of the contingent liabilities and OCS liabilities resulting from the SELA and Printar acquisitions.

Please note that the guidance in ASU 2010-6 - Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements is effective for interim and annual reporting periods beginning after December 15, 2009. The disclosures about purchases, sales, issuances, and settlements in the roll forward activity for Level 3 fair-value measurements are effective for fiscal years beginning after December 15, 2010.

With regards to derivative instruments, in Note 16 the Company states that “The fair value of the instruments generally reflects the estimated amounts that the Company would receive or pay upon termination of the contracts at the reporting date…The Company’s derivative instruments are measured at fair value on the measurement date using Level 2 inputs. Such instruments had a combined fair value gain of $(40) and $8 as of December 31, 2009 and 2008, respectively, based on quotations from financial institutions”. The Company had also provided in Note 16 the notional amounts and fair value of derivatives as of December 31, 2009.

In future filings the Company will present the required reconciliation in a tabular format as required by FASB ASC 820-10-50-8.

Note 3 – Acquisition of Businesses, page F-18

13.           In light of your October 2010 communication from the Division of Corporation Finance – Chief Accountant’s Office regarding the Printar Ltd. acquisition, please tell us when you will provide the financial statements and pro forma information required by Rule 2-05 of Regulation S-X.

Response:

As noted in the letter to the Division of Corporation Finance – Chief Accountant’s Office dated October 12, 2010, sent by our U.S. legal counsel on behalf of the Company, we requested a waiver to omit audited financial statements of Printar Ltd. and the associated pro forma financial information which might have been required under Rule 3-05 of Regulation S-X and Article 11 of Regulation S-X, respectively, from a Form F-3 Registration Statement that the Company proposed to file during October 2010.  Item 5(b)(1)(i) of Form F-3 requires a registrant to provide “information required by Rule 3-05 and Article 11 of Regulation S-X (§210 of this chapter) where the registrant has effected or is about to effect a transaction for which such information is required...”

As of the date of this letter, the Company has not filed the Form F-3.

The Company has not provided Rule 3-05 financial statement and pro forma information under Article 11 of Regulation S-X regarding Printar Ltd. in its Form 20-F filings, as this is not required information under Form 20-F.  The Commission previously proposed an amendment to Item 17(a) of Form 20-F that would have required foreign private issuers to provide the information required by Item 9.01 of Form 8-K, which requires domestic registrants to file financial statements and pro forma financial information of certain acquired businesses in accordance with Rule 3-05 and Article 11 of Regulation S-X, respectively.  See Section III of SEC Release. 33-8959 (September 23, 2008).

14.           As a related matter, in regard to the SELA – Semiconductor Engineering Laboratories Ltd. acquisition, please show us how you determined financial statements and pro forma financial information are not required by Rules 3-05 and 11-01 of Regulation S-X. In that regard, please provide us your significant test for each individual acquisition as well as the cumulative acquisitions.

Response:

We refer to our response to comment 13 above.  Since the Company is not required to provide the referenced financial information in its Form 20-F filings, and it has not filed a Registration Statement on Form F-3 as of the date of this letter, it has not considered the noted requirements to be applicable to the SELA acquisition.

Note 5 – Inventories, page F-21

15.           With regard to long-term inventory, we acknowledge your response to prior comment 6 in our letter dated August 13, 2009 and your response to prior comment 2 in our letter dated September 17, 2009. Your responses indicated that future filings would provide expanded disclosure regarding your business plan and accounting rationale related to long-term inventory. Please tell us where you provided this disclosure in your Form 20-F. In your response, please also address each of the following items:

•	Describe the program you adopted to consume the long-term inventory referred to in you disclosure and describe any significant assumptions on which your plan is based.

•	Tell us the expected period of liquidation of the long-term inventory and the basis for your expectations.

•	Clarify how much of the long-term inventory was sold in fiscal 2009.

Response:

•
As of December 31, 2008 long-term inventory amounted to $21,652 thousand. This amount was considered to be a significant amount and as such we noted the Staff comment in its letters dated August 13, 2009 and September 17, 2009 (the “staff letters”) regarding disclosure of the business plan related to long-term inventory (“the program”). During year 2009 the Company implemented the program described by it in its response to the staff letters and accordingly, as of December 31, 2009, the long-term inventory decreased to $4,661 thousand. Since this program was already implemented we did not disclose again our program to consume long-term inventory in the manner we described in our answer to the Staff letter dated September 17, 2009, as we believed it was immaterial disclosure with respect to our 2009 consolidated financial statements.

In Note 2 G to our consolidated financial statements, we noted that “inventory that is not expected to be converted or consumed in the next year is classified as non-current, based on Management’s estimates taking into account market conditions”. In Note 5 to our 2009 consolidated financial statements we noted that “this long term inventory is mainly comprised of spare parts”. The Company’s policy is to keep components to provide support and service to systems sold by it to its customers over the past years (usually the support is over a period of seven to ten years) until the Company announces that it will not continue to support certain systems. Therefore, this inventory is usually consumed over longer periods than inventory held for sale, and as such the respective amount that is not expected to be consumed in the next year is classified as non-current.

•
Most of the inventory which does not consist of service components and that was classified as long-term inventory as of December 31, 2008 was already consumed in 2009 and 2010. Service components, which are inventory that is the Company’s policy to keep in order to provide services to its customers, as described above, would be consumed, based on forecasted service revenues, over a longer period of up to four to five years.

Note 12 – Convertible Loan, page F-25

16.           It appears that the convertible debt dated August 23, 2005 includes a provision where the conversion price may be reduced depending on the market price of your stock. In light of this feature, please tell us how you considered FASB Codification Topic 815-15 in evaluating the accounting for the embedded conversion feature. That is; explain to us how you applied the cited guidance in concluding that the embedded conversion feature is not a derivative that should be bifurcated and separately accounted for as a liability at fair value.

Response:

As we described in our response of September 13, 2006 to the Staff’s comment letter of August 18, 2006, we had evaluated and applied the provisions of SFAS 133 and EITF 00-19 in concluding that the conversion to market price feature was not a derivative that should be bifurcated and accounted for separately at fair value.

Following the issuance of EITF 07-5, which was only relevant to the analysis of the scope exception in ASC 815-10-15-74(a) (paragraph 11(a) in SFAS 133), the Company revaluated, as of January 1, 2009, the convertible loan terms under the provisions of ASC 815-40.

The conversion price could not be adjusted for changes in the Company’s share price as of December 31, 2008 (based on the mechanism detailed in Note 12 to the 2009 consolidated financial statements). Accordingly, changes in the Company’s share price did not affect the conversion price as of that date. Thus, this feature was not required to be analyzed under the transitional provisions of EITF 07-5.

Having said that, based on our understanding of the guidance in ASC 815-40-15, the conversion feature is not an embedded derivative that should be bifurcated and separately accounted for as a liability at fair value. The analysis is as follows:

Analysis for the conversion option

According to ASC 815-40-15-7, an entity shall evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock using the following two-step approach:

Step 1: Evaluate the instrument's contingent exercise provisions, if any.

Step 2: Evaluate the instrument's settlement provisions.

Step 1:  Evaluate the contingent exercise provisions.

There is no contingent exercise provision.

Step 2: Evaluate the instrument's settlement provisions.

According to paragraph 815-40-15-7C, an instrument (or embedded feature) would be considered indexed to an entity's own stock if its settlement amount equals the difference between the fair value of a fixed number of the entity's equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. Paragraph 815-50-15-7D states that an instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. However, it also states that if the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares. According to paragraph 815-50-15-7E a fixed-for-fixed forward or option on equity shares has a settlement amount that is equal to the difference between the price of a fixed number of equity shares and a fixed strike price. It also states that the fair value inputs of a fixed-for-fixed forward or option on equity shares may include the entity's stock price.

Since the variable that could affect the settlement amount is the Company’s share price, the conversion option would still be considered indexed to the Company’s own stock. Thus, since the conversion option meets the scope exception in paragraph 815-10-15-74(a), it would not be considered a derivative that should be bifurcated and separately accounted for as a liability at fair value.

Example 8 (Variability Involving Stock Price Cap) in paragraph 815-40-55-32 illustrates the application of ASC 815-40 when the only variable that can affect the settlement amount is the entity’s stock price.

Accordingly, the conclusion regarding the accounting treatment for the contract is the same as the conclusion prior to the issuance of EITF 07-5.

Note 13 – Severance Pay, page F-26

17.           Please reconcile your severance pay expense of $712,000 for 2009 to the $8.8 million of accrued severance you have recorded on your balance sheet as of December 31, 2009.

Response:

We refer to our responses to comments 3 and 4 above. The liability of $8.8 million as of December 31, 2009 is in respect of other long term liabilities and not for employee severance benefits.

Note 14 discussed “other long term liabilities” in the amount of $8.8 million and Note 13 discussed “severance pay” of $712 thousand as of December 31, 2009.

Note 15– Commitments and Contingencies, page F-27

18.           For each of the litigation matters described, please tell us the range of loss. Please explain the reason that you are unable to estimate a range of loss on any of these matters. In addition, please clarify why you have not recorded any amounts related to the matters discussed in Note 15 (D)(3) where the court has entered a judgment ordering you to pay the $6.8 million jury award and $1.2 million in interest.  Please refer to FASB ASC 450.

Response:

Orbotech litigations as discussed in Note 15(D)(1-2) to our financial statements -

We cannot currently estimate the range of loss for both claims filed against the Company by Orbotech Ltd., as both litigations are at an  early stage.

However, with respect to the Nazareth litigation, we believe that we have substantial defenses against Orbotech's claims, including, among others, with respect to the validity of Orbotech’s patent, which has already expired on February 9, 2008. So far no evidence has been filed by Orbotech with the court to support the claim of infringement, and we expect the infringement allegation would be difficult to prove. Also, the allegedly infringing element is only optional and was hardly used in Camtek's system, regardless of this claim.

With respect to the Jerusalem litigation, the lawsuit relates to the alleged infringement of a patent that had expired on February 2, 2007. We have a strong invalidity defense due to a prior publication of the alleged invention. The allegedly infringing element is an illumination block referred to as "new block – 155", which due to an interlocutory injunction was never installed in any of Camtek’s machines.

Due to the above reasons and based on consultations with counsel, the probability of an unfavorable outcome of these litigations is remote.

Class Action litigations as discussed in Note 15(D)(4) to our financial statements -

Camtek is unable to estimate a range of loss for the case styled as Lapiner v. Camtek Ltd.  The case is in its very early stages given that the court granted Camtek's initial motion to dismiss and Camtek's second motion to dismiss remains under submission.  Camtek does not know what claims, if any, or the scope of any claims that will survive the motion to dismiss. Camtek expects that the loss, if any, in this case will be covered by directors’ and officers’ liability insurance.

Rudolph litigations as discussed in Note 15(D)(3) to our financial statements -

In response to Comment 8 in the Staff’s comment letter to us of August 13, 2009, we indicated that we considered the guidance of FASB ACS 450-20-25-1 through 450-20-25-5 in assessing the appropriate accounting for this litigation.  Although judgment has been entered, based on consultations with counsel, which believes that the probability of an unfavorable outcome of this litigation after the appeal process is less than 50%, we do not believe that we are required to record any amounts with respect to the noted matters.  The rationales underlying our decision remain the same as those set out in detail in our previous response.

On August 10, 2010, we filed a Notice of Appeal with the U.S. Court of Appeals for the Federal Circuit seeking to overturn the District Court's rulings regarding validity, infringement and damages.  In order to stay judgment during the appeal process we were required to post a bond in the amount of $8.5 million.  On September 2, 2010, the District Court entered an order accepting our appeal bond and staying execution of the money judgment pending appeal.

Based on the above, we currently estimate the range of loss in this case, if any, to be $0 to $9 million (including interest).

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions on the above, please do not hesitate to contact me at 972-4-6048308.

Sincerely, /s/ Mira Rosenzweig Chief Financial Officer

cc:  Ms. Leigh Ann Schultz

C a m t e k L t d. ▪ Ramat Gavriel, Ha’arig Street, P.O. Box 544, Migdal-Haemek 23150, Israel Tel: +972-4-6048100 ▪ Fax: +972-4-6440523 E-Mail: info@camtek.co.il ▪ Web site: http://www.camtek.co.il